Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
CapStar Financial Holdings, Inc..:

We consent to the incorporation by reference in the registration statement No. 333-215351 on Form S-8 of CapStar Financial Holdings, Inc. of our report dated March 13, 2017, with respect to the consolidated balance sheets of CapStar Financial Holdings, Inc. and subsidiary (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016 which report appear in the December 31, 2016 annual report on Form 10‑K of CapStar Financial Holdings, Inc.

/s/ KPMG LLP

Nashville, Tennessee

March 13, 2017